SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULES 13d-1(b), (c) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b) [1]

Marvel Enterprises, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

57383M-10-8

(CUSIP Number)

April 28, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

      1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 57383M-10-8	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
5,625,200
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
5,625,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,625,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 57383M-10-8	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MORGAN STANLEY & CO. INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
5,625,200
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
5,625,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,625,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%
12	TYPE OF REPORTING PERSON*
BD, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Marvel Enterprises, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

10 East 40th Street
New York, New York 10016

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Morgan Stanley (“MS”)

Morgan Stanley & Co. Incorporated (“MS&Co.”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of MS and MS&Co. is:

1585 Broadway
New York, New York 10036

Item 2(c). Citizenship:

The citizenship of MS and MS&Co. is Delaware.

Item 2(d). Title of Class of Securities:

This statement relates to the Company's Common Stock par value, $0.01 per share (the “Shares”).

Item 2(e).    CUSIP Number:

57383M-10-8

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

      (a)   Amount beneficially owned:

     The filing of this statement constitutes the Reporting Persons’ amendment to the Schedule 13D (Amendment No. 7) filed on October 10, 2002 (“13D Amendment No. 7"). Between April 1, 2003 and April 28, 2003, MS&Co. sold in the aggregate 689,038 Shares, for a price per share in the range of $13.58 to $16.44. Except as disclosed in the foregoing sentence, none of MS, MS&Co or any of the persons listed on Schedules A and B on the 13D Amendment No. 7 has effected any transaction in the Shares during the 60 days prior to the date hereof.

     As of April 28, 2003, MS&Co. owned directly 5,625,200 Shares. MS, as the sole shareholder of MS&Co., controls the actions of MS&Co. Therefore, MS may be deemed to have beneficial ownership of the 5,625,200 Shares.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

      (b)   Percent of class:

Morgan Stanley	8.6% of the Shares

Morgan Stanley & Co. Incorporated	8.6% of the Shares

      (c)   Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Morgan Stanley	- 0 -	5,625,200	- 0 -	5,625,200

Morgan Stanley & Co.	- 0 -	5,625,200	- 0 -	5,625,200
Incorporated

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.   Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.   Certifications.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 2003

MORGAN STANLEY

By:	/s/ Robert G. Koppenol

Name: Robert G. Koppenol
Title: Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol

Name: Robert G. Koppenol
Title: Authorized Signatory

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect the common stock, par value $0.01 per share, of Marvel Enterprises, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d 1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this April 28, 2003

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.

MORGAN STANLEY

By:	/s/ Robert G. Koppenol
Name:	Robert G. Koppenol
Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol
Name:	Robert G. Koppenol
Title:	Authorized Signatory